# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FRACTYL HEALTH, INC., CIK 0001572616
CUSIP: 35168W202
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3 VAN DE GRAAFF DRIVE, SUITE 200, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001958125

## Reporting persons
- Catalio Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 736,807; shared voting power 0; sole dispositive power 736,807; shared dispositive power 0; aggregate amount beneficially owned 736,807 (5.6% of the class)
- Catalio Capital GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 736,807; shared voting power 0; sole dispositive power 736,807; shared dispositive power 0; aggregate amount beneficially owned 736,807 (5.6% of the class)
- Vogelstein R Jacob: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 736,807; shared voting power 0; sole dispositive power 736,807; shared dispositive power 0; aggregate amount beneficially owned 736,807 (5.6% of the class)
- Petrocheilos George C: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 736,807; shared voting power 0; sole dispositive power 736,807; shared dispositive power 0; aggregate amount beneficially owned 736,807 (5.6% of the class)

## Item 1. Issuer
Name of issuer: FRACTYL HEALTH, INC.
Address of issuer's principal executive offices: 3 VAN DE GRAAFF DRIVE, SUITE 200, BURLINGTON, MASSACHUSETTS, 01803.

## Item 2. Person Filing
Name of person filing: Catalio Capital Management, LP
Address of principal business office or, if none, residence:
512 W. 22nd Street, 5th Floor
New York, NY 10011
Citizenship: Catalio Capital Management, LP is a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
736,807

Catalio Capital Management, LP (?Catalio?) serves as the investment manager to Catalio Public Equities Fund, LP, a Delaware limited partnership (?Catalio Public Equities Fund?) and Catalio Nexus Fund II, LP a Delaware limited partnership (?Catalio Nexus Fund II?). Catalio is also the investment manager to separately managed accounts. Together, Catalio possesses the sole power to vote and the sole power to direct the disposition of all securities of Fractyl Health, Inc. (the ?Company?) held by Catalio Public Equities Fund, Catalio Nexus Fund II, and the separately managed accounts. R Jacob Vogelstein and Georgios Petrocheilos, are the sole members of Catalio Capital GP, LLC, the general partner of Catalio, and possess the voting and dispositive power with respect to all securities beneficially owned by Catalio.

As of September 30, 2026, The Company had 13,264,987 common stock ordinary shares, par value $0.00001 per share (the ?Ordinary Shares?) outstanding as reported on Form 8-K filed with the Securities and Exchange Commission on September 30, 2026. As of September 30, 2026, Catalio Public Equities Fund held 205,768 shares, Catalio Nexus Fund II held 226,186 shares, and the separately managed accounts held 304,853 shares of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Catalio Capital Management, LP is deemed to beneficially own 736,807 shares of the Company, representing 5.55% of the Company?s Ordinary Shares deemed issued and outstanding as of September 30, 2026.
Percent of class: 5.55%
Sole power to vote or to direct the vote: 736,807
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 736,807
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Catalio Capital Management, LP: Catalio Capital GP, LLC, Catalio Capital GP, LLC (10/13/2026)
- Catalio Capital Management, LP: R Jacob Vogelstein, Manager and Member, its General Partner (10/13/2026)
- Catalio Capital Management, LP: George Petrocheilos, Manager and Member, its General Partner (10/13/2026)
- Catalio Capital GP, LLC: R Jacob Vogelstein, Member (10/13/2026)
- Catalio Capital GP, LLC: George Petrocheilos, Member (10/13/2026)
- Vogelstein R Jacob: R Jacob Vogelstein, R Jacob Vogelstein (10/13/2026)
- Petrocheilos George C: George Petrocheilos, George Petrocheilos (10/13/2026)